Mail Stop 3561

April 28, 2008

Berge Abajian
President
Diamond Information Institute, Inc.
12 Daniel Road East
Fairfield, NJ 07004

> **Re: Diamond Information Institute, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 31, 2008**
> **File No. 333-149978**

Dear Mr. Abajian:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1. The amount of common stock to be registered is inconsistent in your Fee Table. On one line it discloses 12,035,400 shares and in the next line it discloses 12,034,400. Please revise.

Prospectus Cover Page

2. We note that the registration statement covers the resale of common shares that are being offered by officers, major shareholders, promoters or their affiliates in large amounts. For example, your President is offering 10,100,000 shares out of 12,035,400 being offered. Generally, we view resale transactions by related parties of this amount as an offering "by or on behalf of the issuer" for purposes of Rule 415 of Regulation C. The company is not eligible to make an at-the-market offering under Rule 415(a)(4) of Regulation C because it is not eligible to make an offering under Rule 415(a)(1)(x) of Regulation C. Please revise your registration statement to price those shares and disclose that these parties will conduct their offering at the fixed price for the duration of the offering. Please make clear that these persons are underwriters of this offering. Revise your prospectus accordingly, including your cover page, summary, selling security holders, and plan of distribution sections.

3. Please delete the parenthetical phrase "Diamond" from the first paragraph on this page and the parenthetical phrases found on page 9. The meanings of these terms are clear from the context in which they are used. In this regard, we note your use of the term "Diamond, Inc." on page 1 of your prospectus. Please either revise to use term "Diamond" consistently or if this is a separate entity please describe its relationship to you.

Risk Factors, page 4

The jewelry industry in general is affected by fluctuations in the prices of precious …, page 6

4. Given the recent increase in the price of gold, if material, please revise this risk factor to specifically describe the risk related to the increase in gold prices.

Diamond's internal controls may be inadequate …, page 7

5. We note your reference in this risk factor title concerning "the merger." Please revise to identify the merger and include a cross reference to a complete discussion.

No market exist for our common stock, page 7

6. Please revise your disclosure here and throughout your prospectus to clarify that to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. You can not file an application to be quoted.

7. Please add a risk factor that addresses the risk associated with management and affiliates of management owning a majority of your common shares and as such control your actions.

Available Information, page 9

8. Please revise to indicate that you will be required to files reports in accordance with section 15(d) of the Exchange Act. Also, please fully explain what materials have been omitted from the registration statement and not included in the prospectus.

9. Please delete the disclosure that statements in your prospectus as to the content of any contracts or other documents filed as exhibits are not necessarily complete. Your prospectus should provide all material information for an investor. Please revise your disclosure language accordingly.

Selling Security Holders, page 11

10. To the extent not currently disclosed, for each selling security holder, please disclose how they acquired their shares for resale. For example, please disclose how Nvair Beylerian acquired his shares. We note your reference to none of the selling shareholders being affiliated with you during the past three years except as provided in this prospectus. Please provide that information in this section for each selling security holder in accordance with Item 507 of Regulation S-K.

Description of Securities, page 18

11. You state that all of the outstanding shares of common stock are validly issued, fully paid and non-assessable. This is a legal conclusion that only the registrant's counsel may make. Please revise to clarify, if true, that this is counsel's conclusion. You should also identify counsel and refer readers to the legality opinion.

Description of Business, page 20

12. We note that you design and manufacture jewelry. To extent material, please include in your description of business the cost and effect of compliance with environmental laws.

13. Please also discuss the source and availability of raw materials and the names of your principal suppliers.

14. Please discuss, if applicable, whether you are dependent on one or a few major customers.

Business Development, page 20

15. We note that you were incorporated in 1988 and that you have been engaged in the design and manufacture of upscale jewelry since 1995. Please also describe your business development between 1988 and 1995.

Industry Background, page 20

16. We note your reference to the "U.S. Department of Commerce's 'Annual Revision of Monthly Retail & Food Services: Sales and Inventories – January 1992 through February 2006', as well as other industry publications and information sources." Please provide copies of these documents to us, appropriately marked to highlight the sections relied upon and cross-referenced to your disclosures in your prospectus.

Principal Products, page 21

17. Clearly indicate in the third paragraph, the product lines you currently offer and indicate the "near future" timeframe. Also indicate the stage of development of the new lines including the remaining work to be done prior to market introduction. In addition, please expand your discussion to describe your design process including the number of persons involved and whether all design work is developed in-house. Please also include similar information for the manufacturing process including an indication of quantities produced and any capacity limitations. Further, please include in this discussion your inventory levels and raw material purchases, the age and standing of your accounts receivable as well as your standing with your suppliers/vendors. We note your references in the risk factor section to your purchases of large quantities of raw materials and that a significant portion of your working capital consists of accounts receivable. We further note the debt conversion with a vendor discussed in the Notes to the Financial Statements.

Description of Property, page 23

18. Indicate that the company leases its space from Mr. Abajian. In addition, please indicate the adequacy, productive capacity and extent of utilization of the property. In the second paragraph, indicate the status including any negotiations of your intended expansion. In this regard, discuss your financial limitations in implementing your business plan.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 25

19. Please expand this section to discuss known material trends and uncertainties that
will have, or are reasonably likely to have, a material impact on your revenues or
income or result in your liquidity decreasing or increasing in any material way.
We note your disclosure that the success of the jewelry business is affected by
trends in the general economy. In this regard, your discussion should reflect any
present economic trends that are reasonably likely to have a material effect on
you. Please provide additional analysis concerning the quality and variability of
your earnings and cash flows so that investors can ascertain the likelihood of the
extent past performance is indicative of future performance. Please discuss
whether you expect levels to remain at this level or to increase or decrease. Also,
you should consider discussing the impact of any changes on your earnings.
Further, please discuss in reasonable detail:

- Economic or industry-wide factors relevant to your company, and
- Material opportunities, challenges, and
- Risk in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Overview and Outlook, page 25

20. Please further explain what "branded product lines" are in the jewelry business.

21. Please expand your discussion of your merger strategy. In this regard, you should
consider discussing how you will fund your merger strategy, whether you plan to
locate targets yourself or hire third parties (if you intend to use third parties and
you know who they are, you should identify them), and the general size and
characteristics of the target companies.

Results of Operations for the Years Ended December 31, 2007 and 2006, page 25

22. To provide your readers with better insight into the underlying reasons behind the
changes in your results, where significant you should quantify the impact of the
factors that contributed to changes in income. For example, quantify the impact
sales returns had on sales, quantify the costs associated with the failed reverse
merger and the going-public process that contributed to substantial increases in
general and administrative expenses.

Sales, page 25

23. Please explain why you had an unusually high amount of product returns.

Cost of Sales, page 26

24. Enhance your cost of sales discussion by providing the reasons for your inventory write-down. For example, explain whether the decline in usefulness of your inventory was due to damage, deterioration, obsolescence, changes in price levels, or other causes.

25. If you use the weighted average method of costing your inventories please explain to us how you would also use the first in, first out method.

Critical Accounting Policies, page 30

Accounts Receivable, page 30

26. Please revise your disclosure to include a discussion of the amount of allowances recorded in each period and the amount of receivables written off in each period.

Long-Lived Assets, page 30

27. Your impairment policy does not appear to properly distinguish between long-lived intangible assets not subject to amortization and long lived tangible assets. Further, we note that the annual impairment test is required by SFAS 142 not SFAS 144. Please revise to clarify your policy here as well as in the notes to your financial statements. As you do not have any intangible assets, we would not expect your impairment policy with respect to intangible assets to be critical to you. With respect to your long-lived tangible assets, please quantify the amount of impairment losses recognized in each period and discuss the judgment you used to calculate the impairment and estimate the fair value of assets impaired and held for use.

Directors, Executive Officers, Promoters and Control Persons, page 32

28. It appears that Mr. Abajian is your sole director; if this is the case please disclose this fact here.

Employment Agreements and Compensation, page 32

29. Please provide a cross reference to the discussion on page 34 for further information regarding the intended employment agreement with Mr. Abajian.

30. We note that certain significant stockholders cancelled 7,200,000 shares of your common stock in February 2008. Identify the stockholders and discuss the business reasons for the cancellation. In addition, discuss the issuance of 100,000

shares on January 20, 2008 to Messrs. Zareh and Nvair Beylerian as
compensation for past and future services.

Security Ownership of Beneficial Owners and Management, page 34

31. Please revise your beneficial ownership table to include shares beneficially owned
by all directors and officers as a group. See Item 403(b) of Regulation S-K.

Certain Relationships and Related Transactions, page 35

32. Identify the information technology company and its principal shareholder in the
second paragraph. Further, indicate whether the terms are as favorable to you as
would be available from an unaffiliated party.

Financial Statements, page 36

Statements of Cash Flows, page F-6

33. Please revise your column headers to properly reflect the corresponding fiscal
years.

Warranty Costs, page F-10

34. Enhance your cost of sales discussion by providing the reasons for your inventory
write-down. For example, explain whether the decline in usefulness of your
inventory was due to damage, deterioration, obsolescence, changes in price levels,
or other causes.

Note 8 Income Taxes, page F-14

35. Please explain to us what is represented by your deferred income tax liability for
financial accruals. This amount appears very large relative to your balance sheet
and appears to be unusual for your line of business.

Note 9 Stockholders Equity, page F-17

36. We note several inconsistencies in Note 9 when compared to the discussion in the
Liquidity and Capital Resources on page 28. Please explain or revise whether the
150,000 shares of common stock at a fair value of $1 per share issued in June
2007 were in full satisfaction of the accounts payable balance of $150,000 or
partial satisfaction as indicated on page 28 paragraph 3. Explain whether the
150,000 purchase warrants have a purchase price of $1.50 as well as an exercise
price of $1.50. Clarify whether the $45,000 in shares issued in April 2007, page
F-17 paragraph 5, corresponds to the $44,000 in shares disclosed on page 28

paragraph 2. If so, please revise to be consistent in your disclosure. Finally, please reconcile the 250,000 shares of $1 per share common stock issued in exchange for previously rendered services as disclosed in your Statement of Stockholders' Equity, page F-5, with the $205,000 outstanding accounts payable balance that was satisfied by issuing stock, paragraph 6 of page 28. We assume the two amounts are related, if not, please explain. We may have further comment.

37. Please reconcile the 18,075,000 shares from your Statement of Stockholders' Equity to the 12,035,400 shares being offered by the selling security holders.

Note 11 Commitment and Contingencies, page F-18

38. Please summarize for us all of the legal claims made against your company. Tell us whether you have recognized any liability for specific matters. Tell us whether you expect to recover any amounts from insurers. With respect to claims against your company that where insurance recoveries you are expected tell us where in the balance sheet you have recorded the receivable from the insurance company.

Signatures

39. Please amend your filing to include your controller/principal accounting officer's signature.

Exhibits

40. Please file as an exhibit the form of subscription agreement used in your 2007 private placement.

Exhibit 5

41. Your legal opinion refers to 12,034,400 shares of common stock registered but the prospectus discloses 12,035,400 shares. Please reconcile your amount of shares being registered.

42. The shares being registered are shares that have been issued, but the legal opinion does not opine to the shares being presently authorized, validly issued, fully paid, and non-assessable. The opinion should speak concerning these shares in the present tense.

43. We note the language in the second to last paragraph, that the opinion "speaks as of the date hereof." Please be advised that the opinion has to speak as of the effective date of the registration statement. As a result, it will be necessary for

counsel to file an opinion dated as of the effective date or alternatively, counsel may remove this limitation from the opinion.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Stringer, Accountant, at (202) 551-3272 or Mike Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Donald J. Stoecklien, Esq.
         Stoecklien Law Group